NEWS RELEASE
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                                                       For Immediate Release
                                                                May 11, 1998


For Further Information Contact:
Steven J. Day, President & CEO
(304) 769-1101


               CITY HOLDING COMPANY ANNOUNCES DISCONTINUATION IN A
                          WHOLE LOAN PURCHASING PROGRAM

         (Charleston, West Virginia): City Holding Company (NASDAQ: CHCO), a $1.3 billion bank holding company headquartered in Charleston, West Virginia, announced today that it had discontinued its participation in a whole loan purchasing program with a non-affiliated seller. City has participated in this program since the first quarter of 1994.

         As a result of discontinuing this program, City's average balance of loans held for sale is expected to be less than originally estimated, primarily in the third and fourth quarter, but also for the months of May and June. In addition, servicing volume increases will not be as great as was expected.

         Steven J. Day, President and Chief Executive Officer of City Holding Company said, "We will move aggressively to increase our West Coast loan production in order to minimize this event. However, we do expect a negative short-term impact on earnings."

         City has estimated that the impact of these events on 1998 earnings per share will be a decrease of 30(cent) per share to 40(cent) per share, or 11-15% of its SNL I/B/E/S consensus estimate.

         Information contained in this news release includes forward-looking financial information relating to the Company's operations based on estimates and assumptions made by management. Such forward-looking information involves risks and uncertainties including those associated with the interest rate and general economic environments, federal and state banking regulations, competition, and other risks. The forward-looking financial information is provided to assist investors and Company shareholders in understanding anticipated future financial operations of the Company and are included pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. The actual results achieved may differ materially from those projected in the forward-looking information. Further, the Company disclaims any intent or obligation to update this forward-looking information.

         City Holding Company is the parent company of The City National Bank of Charleston and its banking divisions, Peoples National Bank, First State Bank & Trust, The Bank of Ripley, Home National Bank of Sutton, Blue Ridge Bank, Peoples State Bank, The First National Bank of Hinton, Merchants National Bank and The Old National Bank of Huntington which currently operate 43 banking offices in the state of West Virginia; Del Amo Savings Bank headquartered in Torrance, California; City Financial Corporation, a full service brokerage company in Charleston, West Virginia; City Mortgage Services (a division of City National Bank), an originator and servicer of junior lien and related loans; First Allegiance Financial Corporation and City Credit Services (divisions of City National Bank), which are originators of junior lien mortgages for securitization, or sale to independent third parties, headquartered in Irvine, CA; RMI, ltd. (a division of City National Bank) an insurance agency offering a full range of insurance products and services, including employee benefit programs, key person programs, benefits consulting services, property and casualty insurance, retirement plans and deferred compensation plans, to select corporate associations and individual clients, and Jarrett/Aim Communications, (a division of City National Bank) a printing company and direct mail service provider.

         City Holding Company is traded on the NASDAQ Stock Market under the symbol "CHCO".